SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA

TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

02 MAY 21

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82-4475

FILE NO. ~~82-4302~~

April 18, 2002

02028796

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the materials to the General Meeting of Shareholders of AO Mosenergo:

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

(i) information letter to shareholders;
(ii) balance sheet of AO Mosenergo for 2001;
(iii) profit and loss statement for 2001;
(iv) proposals of the Board of Directors with regard to the dividends for 2001;
(v) information on putting in compliance the internal documents of AO Mosenergo;
(vi) voting ballots; and
(vii) notice on the annual General Meeting of Shareholders.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 5/21

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei V. Kiyashko (FEK)

Alexei V. Kiyashko

Enclosure

cc: Natalia A. Khokolkova
(AO MOSENERGO)

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

INFORMATION

on the Annual General Meeting of Shareholders
of Open Joint Stock Company for Energy and Electrification
MOSENERGO

Dear Shareholder:

The Annual General Meeting of Shareholders of OAO MOSENERGO will be held at 10:00 a.m. on May 30, 2002 at 3, Ulitsa Lenina, Dzerzhinsky, the Moscow Region. The registration of the shareholders attending the meeting will open at 9:00 a.m. and close at 9:45 a.m. The list of shareholders entitled to attend the general meeting of shareholders and to receive the annual dividends was completed on April 12, 2002. Voting ballots will be delivered to each person entitled to attend the annual general meeting of shareholders of OAO Mosenergo by registered mail to the address set forth in the register of shareholders. Only the ballots which will be received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow before May 28, 2002 will be counted in the quorum and in the results of voting.

Agenda Of The Meeting

1. On the approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss accounts) of the Company.

2. On the distribution of the profit (losses) of the Company based on the results of operations in the financial year.

3. On the payment of the dividends of the Company based on the results of operations in 2001.

4. On the payment of remunerations and compensations to the members of the Board of Directors of the Company

5. On the payment of remunerations and compensations to the members of the audit commission of the Company

6. On the election of the Board of Directors of the Company.

7. On the election of the audit commission of the Company.

8. On the approval of the auditor of the Company.

9. On the approval of the Regulations on the Procedures of Preparation for and Holding the General Meeting of Shareholders of the Company.

10. On the approval of the Regulations on the Audit Commission of the Company.

11. On the approval of the Regulations on the Procedures of Convening and Holding Meetings of the Board of Directors of the Company.

12. On the approval of the Regulations on the Management Board of the Company.

13. On the approval of the Regulations on the Remunerations and Compensations Payable to Members of the Audit Commission of the Company.

Balance Sheet of OAO Mosenergo for 2001 (RUR'000)

	As of the beginning of the year	As of the end of the year
ASSETS		
I. NON-CURRENT ASSETS		
Intangible assets (04, 05)	95,860	0
Fixed assets (01, 02, 03)	45,873,836	47,815,724
Construction in progress (07, 08, 16)	4,720,001	4,495,262
Long-term financial investments (06, 82)	87,261	79,759
Total Section I	50,776,958	52,390,745
II. CURRENT ASSETS		
Inventory	3,749,187	4,363,029
Value Added Tax on acquired valuables (19)	1,339,894	826,625
Accounts receivable	16,752,444	12,536,326
Short-term financial investments (56, 58, 82)	73,446	0
Cash, including:	1,036,489	2,626,281

Total Section II	22,951,460	20,352,261
BALANCE	**73,728,418**	**72,743,006**
LIABILITIES		
III. CAPITAL AND RESERVES		
Charter capital (85)	28,267,726	28,267,726
Additional capital (87)	15,275,643	20,450,414
Reserve capital (86), including:	325	72,335
Social fund (88)	400,136	76,268
Targeted funding and receipts (96)	0	0
Retained profit of previous years, including funds (88)	10,600,869	4,783,247
Retained profit of the reporting year	x	2,067,573
Application of the profit of the reporting year	x	0
Total Section III	54,201,304	55,717,563
IV. LONG-TERM LIABILITIES		
Loans and credits (92, 95)	5,760,364	2,982,675
Total Section IV	5,760,364	2,982,675
V. SHORT-TERM LIABILITIES		
Loans and credits (90, 94), including:	1,175,005	6,535,177
Accounts payable	11,385,480	5,595,480
Overdue income payable to the participants (founders) (75)	2,772	5,025
Deferred proceeds (83)	1,203,493	1,907,086
Total Section V	13,766,750	14,042,768
BALANCE	**73,728,418**	**72,743,006**

Profit And Loss Statement For 2001 (RUR'000)

(as shipped)	2001	2000
1. (Net) proceeds from sales of goods, products, work or services (VAT, excises and similar mandatory payments excluded)	43,459,335	30,499,381
2. Cost of sold goods, products, work or services	34,685,429	25,101,391
3. Gross income	8,773,906	5,397,990
4. Commercial expenses	44,540	38,512
5. Profit (loss) from sales	8,729,366	5,359,478
6. Operating proceeds and expenses	(1,401,842)	(1,127,543)
7. Non-sales proceeds and expenses	(3,236,640)	(1,753,276)
8. Pre-tax profit (loss)	4,090,884	2,478,659
9. Income tax and similar mandatory payments	2,017,984	1,691,379
10. Profit (loss) from regular business	2,072,900	787,280
11. Extraordinary proceeds and expenses	(5,327)	(132)
12. Net profit (retained profit (loss) in the reporting period)	2,067,573	787,148

Distribution Of The Profit (Loss) Of The Company Based On The Results Of Operations In The Financial Year

The Board of Directors proposes that the net profit equal to RUR 2,067,573,000 be applied as follows: to allocate RUR 206,757,000 to the reserve fund; RUR 1,343,187,000 to the consumption fund and RUR 517,629,000 to pay dividends.

Conclusion Of The Audit Commission Of OAO Mosenergo

The Audit Commission states, on the basis of the results of the audit of the Company's results of operations in 2001 and on the results of audits of finances and operations of certain branches, as follows:

- The financial statements of the Company which set forth the balance equal to RUR 72,743,006,000 are reliable and present fairly the assets and liabilities of the Company as of January 1, 2002 and financial results of operations for the year ended as of December 31, 2001.

Proposals Of The Board Of Directors Of AO MOSENERGO With Regard To The Dividends Payable For 2001

The Board of Directors of AO MOSENERGO recommends that the annual meeting of shareholders approve the dividend for 2001 equal to RUR 0.01831 on each ordinary share of the Company. The dividends will be paid out in cash not later than July 30, 2002.

Payment Of Remuneration And Compensations

The Board of Directors proposes that remunerations and compensations be paid to the members of the Board of Directors of OAO Mosenergo on the basis of the results of operations in 2001. The Board of Directors proposes that remunerations and compensations be paid to the members of the Audit Commission of OAO Mosenergo on the basis of the results of operations in 2001.

Information On The Nominees To The Board Of Directors Of OAO MOSENERGO

1. Andrey A. Vagner
   RAO UES of Russia, Head of the Power Plants Department
2. Igor T. Goryunov
   AO MOSENERGO, Chief Engineer and the 1st Deputy General Director
3. Arkady V. Yevstafyev
   OAO Mosenergo, acting General Director
4. Peter A. Yefanov
   Government of the Moscow Region, Minister of Property Relations
5. Anatoliy Ya. Kopsov
   RAO UES of Russia, Director for Construction of Generating Facilities
6. Victor V. Kudryavy
   Ministry of Fuel and Power of Russia, Deputy Minister
7. Alexey V. Matveev
   OAO MOSENERGO, First Deputy General Director for Corporate Policies and Property Management
8. Igor N. Muravyov
   RAO UES of Russia, Personnel Director
9. Boris V. Nikolskiy
   Member of the Council of Federation of the Federal Meeting of the Russian Federation, representative of the governmental executive authority of the City of Moscow
10. Oleg B. Oksuzian
    RAO UES of Russia, Corporate Management Director
11. Vladimir Yu. Platonov
    RAO UES of Russia, Deputy Chairman of the Management Board

12. Victor I. Reshetov
RAO UES of Russia, Member of the Management Board, General Director of OAO TsDU UES of Russia
13. Sergey P. Romanovsky
OAO MOSENERGO, Deputy General Director for Capital Construction
14. Pavel S. Smirnov
RAO UES of Russia, member of the Management Board
15. Pavel M. Teplukhin
ZAO UK Troika Dialog, President
16. Yuri A. Khardikov
RAO UES of Russia, General Director of Tsentrenergo (Representative Office for the Management of Joint Stock Companies in Central Russia)
17. Anatoly A. Chabak
OAO NIKoil-Sberezheniya, General Director

Information On The Nominees To The Audit Commission Of OAO MOSENERGO

1. Tamara V. Zhelobitskaya
Retired Chief Accountant of Cogeneration Plant 22 of OAO MOSENERGO
2. Boris B. Moiseev
Advisor on the work with audit commissions of Tsentrenergo (Representative Office of RAO UES of Russia for the Management of Joint Stock Companies in Central Russia)
3. Danil N. Nikitin
RAO UES of Russia, First Deputy Head of the Corporate Policies Department
4. Sergey B. Sidorov
RAO UES of Russia, Head of the Financial Audit Department
5. Grigory F. Shevchenko
Cogeneration Plant 22 of OAO MOSENERGO, Head of the Planning and Economy Department

Information On The Auditors Proposed For The Forthcoming Period

The external auditor of the Company nominated by holders of at least 2% of voting shares in the Company: OOO Firm Top-Audit.

OOO Firm Top-Audit acts on the basis of License No. 006580 to carry out general audit, issued on September 11, 2000. The License is valid till September 11, 2003.

Internal Documents of the Company

The Board of Directors of OAO Mosenergo recommends that the General Meeting of Shareholders approve the following internal documents of the Company for the purposes of bringing them into conformity with the re-stated Federal Law No. 208-FZ "On Joint Stock Companies":

- Regulations on the Procedures of Preparation for and Holding the General Meeting of Shareholders of the Company;
- Regulations on the Audit Commission of the Company;
- Regulations on the Procedures of Convening and Holding Meetings of the Board of Directors of the Company;
- Regulations on the Management Board of the Company;
- Regulations on the Remunerations and Compensations payable to members of the Audit Commission of the Company.

The agenda of the meeting may not be amended after the publication of the Notice.
Each shareholder or authorized representative who desires to attend the meeting of shareholders shall get registered.
Preliminary registration of participants in the annual general meeting of shareholders will be carried out at Room 528, 8 Raushskaya Naberezhnaya, Moscow from May 20, 2002.
The materials prepared for the consideration at the annual general meeting of shareholders will be available to shareholders in the period from May 13 through May 28, 2002 at the offices of ZAO Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, Moscow, 9:00 a.m. through 5:00 p.m. (contact telephone Nos.: 234-7076; 234-7078; 957-2379) or at the Securities Department of OAO Mosenergo at Room 528, 8 Raushskaya Naberezhnaya, Moscow, 9:00 a.m. through 11:30 a.m. (access available only subject to a prior application by telephone).
Contact telephone Nos.: 957-2599; 957-4468; 957-3945; 957-3767.

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:

1. **On the approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company on the basis of the results of operations in the financial year.**

RESOLUTION:

1. **To approve the annual report of the Company based on the results of operations in 2001.**
2. **To approve the annual financial statements of the Company based on the results of operations in 2001.**
3. **To approve the profit and loss statement of the Company based on the results of operations in 2001.**

"FOR" ☐ "AGAINST" ☐ "ABSTAINED" ☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION

EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

1

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
2. On the distribution of the profit (losses) of the Company based on the results of operations in the financial year.
RESOLUTION:
To approve the distribution of the profit (losses) of the Company for 2001 as follows:

	RUR
Retained profit (loss) in the reporting period	2,067,573,000
Allocate to: the Reserve Fund	206,757,000
the Accumulation Fund	1,343,187,000
the dividends	517,629,000

"FOR" ☐ "AGAINST" ☐ "ABSTAINED" ☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

2

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region **at 10:00 a.m. on May 30, 2002**

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
3. On the payment of the dividends of the Company based on the results of operations in 2001.
RESOLUTION:
To pay in cash dividends on ordinary shares of the Company based on the results of operations in 2001 equal to RUR 0.01831 per share of the Company not later than July 30, 2002.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

3

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
4. On the payment of remunerations and compensations to the members of the Board of Directors of the Company.
RESOLUTION:
To pay remunerations to the members of the Board of Directors of the Company in accordance with the Regulations on the Remunerations and Compensations Payable to Members of the Board of Directors.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

4

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION

MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:

5. On the payment of remunerations and compensations to the members of the Audit Commission of the Company.

RESOLUTION:

To pay an additional remuneration to the members of the Audit Commission equal to 40 minimum monthly tariff wages payable to a 1st category worker, subject to the indexation established in the agreement on the tariff rates applicable to the respective industry, in accordance with Section 2.2 of the Regulations on the Remunerations and Compensations Payable to Members of the Audit Commission.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION

EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ____________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

5

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
6. On the election of the Board of Directors of the Company.
RESOLUTION:
To elect the following nominees to the Board of Directors of the Company:

6

No.	Name of the nominee	Position	Number of votes
1	Andrey A. Vagner	RAO UES of Russia, Head of the Power Plants Department	
2	Igor T. Goryunov	AO MOSENERGO, Chief Engineer and the 1st Deputy General Director	
3	Arkady V. Yevstafyev	OAO Mosenergo, acting General Director	
4	Peter A. Yefanov	Government of the Moscow Region, Minister of Property Relations	
5	Anatoliy Ya. Kopsov	RAO UES of Russia, Director for Construction of Generating Facilities	
6	Victor V. Kudryavy	Ministry of Fuel and Power of Russia, Deputy Minister	
7	Alexey V. Matveev	OAO MOSENERGO, First Deputy General Director	
8	Igor N. Muravyov	RAO UES of Russia, Personnel Director	
9	Boris V. Nikolskiy	Member of the Council of Federation of the Federal Meeting of the Russian Federation	
10	Oleg B. Oksuzian	RAO UES of Russia, Corporate Management Director	
11	Vladimir Yu. Platonov	RAO UES of Russia, Deputy Chairman of the Management Board	
12	Victor I. Reshetov	RAO UES of Russia, Member of the Management Board, General Director of OAO TsDU UES of Russia	
13	Sergey P. Romanovsky	OAO MOSENERGO, Deputy General Director for Capital Construction	
14	Pavel S. Smirnov	RAO UES of Russia, member of the Management Board	
15	Pavel M. Teplukhin	ZAO UK Troika Dialog, President	
16	Yuri A. Khardikov	RAO UES of Russia, General Director of Tsentrenergo	
17	Anatoly A. Chabak	OAO NIKoil-Sberezheniya, General Director	

Attention: For cumulative voting, the number of votes held by each shareholder will be multiplied by the number of nominees to be elected to the Board of Directors (the supervisory board) of the Company. Each shareholders may either give all such votes to one nominee or distribute them among two or more nominees.

EACH BALLOT IN WHICH THE AMOUNT OF VOTES EXCEEDS THE NUMBER OF SHARES HELD BY THE SHAREHOLDER MULTIPLIED BY THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS, OR WHICH CONTAINS ERASURES OR CORRECTIONS, WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (________________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
7. On the election of the Audit Commission of the Company.
RESOLUTION:
To elect the following nominees to the Audit Commission of the Company:

No.	Name of the nominee	Position	Options for voting		
1	Tamara V. Zhelobitskaya	Retired Chief Accountant of Cogeneration Plant 22 of OAO MOSENERGO	For	Against	Abstained
2	Boris B. Moiseev	Advisor on the work with audit commissions of Tsentrenergo	For	Against	Abstained
3	Danil N. Nikitin	RAO UES of Russia, First Deputy Head of the Corporate Policies Department	For	Against	Abstained
4	Sergey B. Sidorov	RAO UES of Russia, Head of the Financial Audit Department	For	Against	Abstained
5	Grigory F. Shevchenko	Cogeneration Plant 22 of OAO MOSENERGO, Head of the Planning and Economy Department		Against	Abstained

Attention! The number of members of the Audit Commission of the Company is 5. You may vote for 5 or less nominees.

EACH BALLOT IN WHICH BOTH "FOR" AND "AGAINST", OR "FOR" AND "ABSTAINED", OR "AGAINST" AND "ABSTAINED" REMAIN UNDELETED, OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (_______________________________)
(signature) (first name, last name, patronymic)

acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

7

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION **MOSENERGO**	000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
8. On the approval of the auditor of the Company.
RESOLUTION:
To approve OOO Firm Top-Audit as the auditor of the Company.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION

EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

8

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
9. On the approval of the Regulations on the Procedures of Preparation for and Holding the General Meeting of Shareholders of the Company.

RESOLUTION:
To approve the Regulations on the Procedures of Preparation for and Holding the General Meeting of Shareholders of the Company.

"FOR" ☐ "AGAINST" ☐ "ABSTAINED" ☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ___________ (_________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ___________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

9

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
10. On the approval of the Regulations on the Audit Commission of the Company.
RESOLUTION:
To approve the Regulations on the Audit Commission of the Company.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

10

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
11. On the approval of the Regulations on the Procedures of Convening and Holding Meetings of the Board of Directors of the Company.
RESOLUTION:
To approve the Regulations on the Procedures of Convening and Holding Meetings of the Board of Directors of the Company.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

11

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
12. On the approval of the Regulations on the Management Board of the Company.
RESOLUTION:
To approve the Regulations on the Management Board of the Company.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

12

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT No.
for voting at the annual general
meeting of shareholders

to be held in the form of – a Meeting
in Dzerzhinsky of the Moscow Region at 10:00 a.m. on May 30, 2002

Only the ballots received by ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 before May 28, 2002 Moscow will be counted in the quorum and in the results of voting.

ITEM:
13. On the approval of the Regulations on the Remunerations and Compensations Payable to Members of the Audit Commission of the Company.
RESOLUTION:
To approve the Regulations on the Remunerations and Compensations Payable to Members of the Audit Commission of the Company.

"FOR"	"AGAINST"	"ABSTAINED"
☐	☐	☐

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION
EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

Signature of the shareholder
or an authorized person ____________ (______________________________)
(signature) (first name, last name, patronymic)
acting under a power-of-attorney issued on ______________________________

____
(the issuer of the a power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by the relevant power-of-attorney (or a notarized copy thereof). Each shareholder who intends to be present or represented at the general meeting must have this ballot (or give it to the representative) for the purposes of voting at the general meeting of shareholders.

13

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OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
MOSENERGO

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

NOTICE

ON THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF OAO MOSENERGO

to be held at 10:00 a.m. on May 30, 2002
in the House of Culture of Power Workers
at: 3 Ulitsa Lenina, Dzerzhinsky, the Moscow Region
The registration of the participants in the meeting will open at 9:00 a.m. and close at 9:45 a.m.

Dear Shareholder:

OAO Mosenergo hereby notifies you that the annual general meeting of shareholders will be held on May 30, 2002.

The Board of Directors of OAO Mosenergo determined, pursuant to the Federal Law "On Joint Stock Companies", that the list of shareholders entitled to attend the annual general meeting of shareholders will be completed on April 12, 2002.

Holders of ordinary registered shares in OAO Mosenergo recorded in the register of shareholders as of April 12, 2002 are entitled to participate in the annual general meeting of shareholders and to receive dividends for 2001.

Agenda Of The Meeting

1. **On the approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss accounts) of the Company.**

The Board of Directors submits for consideration and approval the results of financial and business operations of OAO Mosenergo in 2001.

2. **On the distribution of the profit (losses) of the Company based on the results of operations in the financial year.**

The Board of Directors proposes that the net profit equal to RUR 2,067,573,000 be applied as follows: to allocate RUR 206,757,000 to the reserve fund; RUR 1,343,187,000 to the consumption fund and RUR 517,629,000 to pay dividends.

3. On the payment of the dividends of the Company based on the results of operations in 2001.

The Board of Directors recommends that the meeting of shareholders approve the dividend for 2001 equal to RUR 0.01831 on each ordinary registered share of the Company. The dividends will be paid out in cash not later than July 30, 2002.

4. On the payment of remunerations and compensations to the members of the Board of Directors of the Company.

The Board of Directors proposes that remunerations and compensations be paid to the members of the Board of Directors of OAO Mosenergo on the basis of the results of operations in 2001.

5. On the payment of remunerations and compensations to the members of the audit commission of the Company.

The Board of Directors proposes that remunerations and compensations be paid to the members of the Audit Commission of OAO Mosenergo on the basis of the results of operations in 2001.

6. On the election of the Board of Directors of the Company.

In accordance with the Charter, the general meeting of shareholders must elect the Board of Directors of OAO Mosenergo consisting of 13 members. Members of the Board of Directors have been nominated by holders of at least 2% of voting shares in the Company.

7. On the election of the Audit Commission of the Company.

In accordance with the Charter, the general meeting of shareholders must elect the Audit Commission of OAO Mosenergo consisting of 5 members. Members of the Audit Commission have been nominated by holders of at least 2% of voting shares in the Company.

8. On the approval of the auditor of the Company.

The Board of Directors proposes that OOO Firm Top-Audit be appointed as the independent external auditor of the Company.

OOO Firm Top-Audit acts on the basis of License No. 006580 to carry out general audit, issued on September 11, 2000. The License is valid till September 11, 2003.

The external auditor of the Company has been nominated by holders of at least 2% of voting shares in the Company.

9. On the approval of the Regulations on the Procedures of Preparation for and Holding the General Meeting of Shareholders of the Company.

For the purposes of bringing internal documents of the Company into conformity with the restated Federal Law No. 208-FZ "On Joint Stock Companies", the Board of Directors of OAO Mosenergo recommends that the general meeting of shareholders approve the Regulations on the Procedures of Preparation for and Holding the General Meeting of Shareholders of the Company.

10. On the approval of the Regulations on the Audit Commission of the Company.

For the purposes of bringing internal documents of the Company into conformity with the restated Federal Law No. 208-FZ "On Joint Stock Companies", the Board of Directors of OAO Mosenergo recommends that the general meeting of shareholders approve the Regulations on the Audit Commission of the Company.

11. On the approval of the Regulations on the Procedures of Convening and Holding Meetings of the Board of Directors of the Company.

For the purposes of bringing internal documents of the Company into conformity with the restated Federal Law No. 208-FZ "On Joint Stock Companies", the Board of Directors of OAO Mosenergo recommends that the general meeting of shareholders approve the Regulations on the Procedures of Convening and Holding Meetings of the Board of Directors of the Company.

12. On the approval of the Regulations on the Management Board of the Company.

For the purposes of bringing internal documents of the Company into conformity with the restated Federal Law No. 208-FZ "On Joint Stock Companies", the Board of Directors of OAO Mosenergo recommends that the general meeting of shareholders approve the Regulations on the Management Board of the Company.

13. On the approval of the Regulations on the Remunerations and Compensations Payable to Members of the Audit Commission of the Company.

For the purposes of bringing internal documents of the Company into conformity with the restated Federal Law No. 208-FZ "On Joint Stock Companies", the Board of Directors of OAO Mosenergo recommends that the general meeting of shareholders approve the Regulations on the Remunerations and Compensations payable to members of the Audit Commission of the Company.

The agenda of the meeting may not be amended after the publication of the Notice.

The Information on the annual general meeting of shareholders of OAO Mosenergo was published on April 11, 2002 in *Izvestiya*.

The annual general meeting of shareholders of OAO Mosenergo will be held, pursuant to the Federal Law of the Russian Federation "On Joint Stock Companies", in the form of a meeting (in the form of joint presence with prior distribution of ballots).

The voting ballot delivered to you contains all items put to a vote and available options for voting.

Please make sure that you leave undeleted only one of the available options for voting on each item on the agenda. After you have completed the ballot, please state the date of execution and your signature and indicate your full first name, patronymic and last name.

Please mail or deliver your completed ballot to ZAO Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow, Russia.

Only the ballots received by ZAO The Specialized Registrar Reestr-Service before May 28, 2002 will be counted in the quorum of the Meeting of Shareholders and in the results of voting.

Each shareholder or authorized representative of a shareholder who desires to attend the annual general meeting of shareholders shall get registered.

Preliminary registration of participants in the annual general meeting of shareholders will be carried out at the Securities Department of OAO Mosenergo at Room 528, 8 Raushskaya Naberezhnaya, Moscow from May 20, 2002.

The materials prepared for the consideration at the annual general meeting of shareholders will be available to shareholders in the period from May 13 through May 28, 2002 at 15 Sadovnicheskaya Ulitsa, Moscow, 9:00 a.m. through 5:00 p.m.

Contact telephone Nos.: 234-7076; 234-7078; 957-2379.

In addition, such materials will be available at Room 528, 8 Raushskaya Naberezhnaya, Moscow, 9:00 a.m. through 11:30 a.m. (access available only subject to a prior application by telephone).

Contact telephone Nos.: 957-2599; 957-4468; 957-3945; 957-3767.

The Board of Directors of
OAO Mosenergo